New York Life Insurance Company

44 South Broadway

White Plains, NY 10601

(914) 960-4141 (cell)

E-Mail: laura_bramson@newyorklife.com

Laura Bramson

Associate General Counsel

December 4, 2020

VIA E-MAIL AND EDGAR

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

Pre-effective amendment No. 1 to the Registration Statement filed on Form N-4

•	NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-239752 (New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity – FP Series)

Dear Mr. Cowan:

Thank you for your review of the above-referenced filing. We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided by phone on November 10, 2020, in connection with the above-referenced registration statements (the “Registration Statements”) filed on October 9, 2020. For your convenience each of those comments is set forth below, followed by our response to the comment.

GENERAL

Staff Comment:

Please confirm that neither NYLIAC’s charter nor its by-laws include any mandatory arbitration, limitations on direct or derivatives claims, exclusive forum or waiver of jury trial provisions.

Response: Confirmed. Neither NYLIAC’s chart nor its by-laws include any provisions relating to mandatory arbitration, limitations on direct or derivatives claims, exclusive forum or waiver of jury trial provisions.

COVER PAGE

Staff Comment:

In the second paragraph, clarify that tax consequences may apply to all surrenders.

Response:

Comment complied with.

Staff Comment:

In the paragraph beginning “Unlike the Investment Divisions”, restore deleted disclosure about how an investment in the Index-linked Account works, without using defined terms.

Response:

Comment complied with. The disclosure was restored, modified to avoid the use of defined terms to the extent possible. The defined term “Segment” is still used, and a definition has been included in the disclosure.

Staff Comment:

Was disclosure about allocations to the Fixed Account during the free look period, for certain California policies, applicable for any other states that require the return of premium if the free look right is exercised? If so, was that disclosure revised consistent with the revisions to the disclosure about California policies?

Response:

In California, clients over 60 are entitled to the return of premium during the free look period if they choose to allocate to the Fixed Account. The opportunity to allocate to the Fixed Account, then have accumulation value automatically transferred to the chosen allocation options, applies only in California. Accordingly, no revisions were required for other states.

Staff Comment:

Add the Fixed Account to the disclosure that notes that the obligations under the policy are subject to NYLIAC’s financial strength and claims-paying ability.

Response:

Comment complied with.

SUMMARY

Staff Comment:

Add disclosure to the description of Index-linked Strategies stating that contract owners should contact their registered representative for information about current rates for Recurring Term Strategies.

Response:

This disclosure is already included. The third sentence of the paragraph on Recurring Term Strategies states: “Contact us (see “Contacting NYLIAC”) or your registered representative for information about current Cap Rates and Flat Rates for the Recurring Term Strategies.”

THE POLICIES – Transfers; THE INDEX-LINKED ACCOUNT – Initial Term Strategies; and THE INDEX-LINKED ACCOUNT – Recurring Term Strategies

Staff Comment

Please specify, in the three sections noted above, how long before the Segment Maturity Date will NYLIAC know the Flat Rates and Cap Rates for a new Index-linked Account Segment that is being established by a transfer from another Segment. Also, specify whether the right to cancel a transfer within 5 days of the new Segment Start Date applies in each case.

Response:

NYLIAC can change Cap Rates and Flat Rates weekly. Each week’s rate will usually be made available on the first Business Day of the week when the new Segment begins. We have added dislcosure to that effect in the three sections noted above, and the Summary.

The right to cancel has been accurately described, consistent with the terms of the policy.The policyholder has the right to cancel a transfer to a new Segment within 5 days of the new Segment Start Date when the Segment Value is being transferred automatically. The policyholder has the right to cancel within 5 days of the new Segment Start Date a transfer that the policyholder has initiated from a Segment in a Recurring Term Strategy to a new Recurring Term Strategy, the Investment Divisions or the Fixed Account. The right to cancel does not apply to transfers initiated by the policyholder from the Investment Divisions or the Fixed Account to a Recurring Term Strategy.

THE POLICIES – Surrenders and Withdrawals, (b) Partial Withdrawals

Staff Comment:

Have you included disclosure, wherever applicable, that withdrawals and surrenders could be subject to federal and state income taxes and a possible 10% federal penalty tax if withdrawn before 59 1⁄2?

Response: Yes. This disclosure was already included. It appears in the third paragraph under (b), Partial Withdrawals. It also appears in the fourth paragraph of the introduction to the Surrenders and Withdrawals section. We have enhanced it to include a specific reference to federal and state income tax law.

THE INDEX-LINKED ACCOUNT—Indexes; and THE INDEX-LINKED ACCOUNT – Interest Crediting Process, and Examples of Interest Crediting

Staff Comment:

In the two sections noted above, clarify how interest crediting works when the Annuity Commencement Date occurs during a Segment.

Response:

We have revised the disclosure in both sections to clarify that, when the full accumulation value is being annuitized and the Annuity Commencement Date occurs during a Segment, a pro-rated Index-linked Credit will be applied to the Segment based on Index Performance from the Segment Start Date to the Annuity Commencement Date.

THE FIXED ACCOUNT

Staff Comment:

Please revise the last sentence of the introductory paragraph to state that the disclosures regarding the Fixed Account are subject to the applicable provisions of the federal securities laws, rather than “may be”.

Response:

Comment complied with.

VOTING RIGHTS

Staff Comment:

Add disclosure that shares owned by NYLIAC and its affiliates will be proportionately voted.

Response:

Comment complied with.

OTHER

Please note that we have made non-material changes to the disclosures about the S&P 500® Index (Price Return Index) in the Index-linked Account section and Appendix 1, and to the disclosures about the Russell 2000® Index (Price Return Index) in Appendix 1, to conform to the disclosure requirements of the index providers.

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We appreciate your review of our responses to your comments of November 10, 2020. We intend to incorporate these revisions in the Registration Statement by means of a pre-effective amendment.

If you have any comments or questions, please feel free to contact me at (914) 960-4141 or Chip Lunde at (202) 303-1018.

Sincerely,

/s/ Laura Molnar Bramson
Laura Molnar Bramson
Associate General Counsel

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